UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FXCM INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693106

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693106	13G	Page 2 of [ ] Pages

1.		Name of Reporting Persons: Blue FX Holdings Corp.
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 595,415
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 595,415
	8.	Shared Dispositive Power: 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 595,415
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9): 1.7%
12.		Type of Reporting Person (See Instructions): CO

Item 1.

(a). Name of Issuer
This Amendment No. 1 to Schedule 13G relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”).

(b). Address of Issuer’s Principal Executive Offices:
The principal executive offices of the Issuer are located at 55 Water Street, Floor 50, New York, NY 10041.

Item 2(a). Item 2(b). Item 2(c).

Name of Person Filing

Address of Principal Business Office

Citizenship

This Exit 13G is being filed by Blue FX Holding Corp., a Delaware corporation (the “Reporting Person”).

The address of the principal business office of the Reporting Person is Bareland Farms, Bell Yew Green, Tunbridge Wells, Kent UK TN3 9BD.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 302693106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

The Reporting Person directly owns 579,470 units of FXCM Holdings LLC (“FXCM Holdings”) and 15,945 shares of Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in December 2010 (the “Exchange Agreement”), the Reporting Person (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their units of FXCM Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

(b)   Percent of class:

The ownership percentage set forth below is based on 34,683,599 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012.

As of the date hereof, the Reporting Person may be deemed to beneficially own shares of Class A Common Stock representing 1.7% of the total number of shares of Class A Common Stock outstanding.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

595,415

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

595,415

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

BLUE FX HOLDINGS CORP.

	By:	/s/ Giles Elliott
Name: Giles Elliott Title: Director